SQM

02 DEC 11 8:41

82-2834

FAX Nr. 1 202 942 9628

Santiago, November 13, 2002

Messrs.
Office of Application and Report Services
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 1-4
Washington, D.C. 20549
USA

02069058

SUPPL

# of pages (incl. this one): 17

Dear Sirs:

Please find herewith a Spanish and a free translation copy of the pertinent announcement that is being released in the local market, concerning SQM's results for the third quarter of 2002.

Should you care to comment on this or any other SQM matter, do not hesitate to contact the undersigned at 56.2.4252274.

Yours sincerely,

SOCIEDAD QUIMICA Y MINERA DE CHILE S.A.

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Patricio Vargas M.
Head of Investor Relations

c.c. New York Stock Exchange
The Bank of New York

dw 1/13

SQM S.A.
El Trovador 4285
Las Condes, Santiago - Chile
Tel: (56 - 2) 425 2000
Fax: (56 - 2) 425 2060
www.sqm.com

SQM

FOR IMMEDIATE RELEASE

SQM REPORTS EARNINGS FOR THE FIRST NINE MONTHS OF 2002

Highlights

- Earnings per ADR increased 37.8% from US$0.84 for the nine-month period ended September 30, 2001, to US$1.15 for the nine-month period ended September 30, 2002.
- Third quarter earnings per ADR increased 37.4% from US$0.32 as of September 30, 2001, to US$0.44 as of September 30, 2002.
- Lower production costs on all business lines. Effects of the cost reduction initiatives were fully reflected during the third quarter of 2002.
- Operating income and net income for each of the three quarters of 2002 have been higher than the respective quarters of the previous year.
- Reduction of net financial debt[8] of US$68 million in the last 12 months.

Santiago, Chile, November 13, 2002.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM, SQMA; Santiago Stock Exchange: SQM-B, SQM-A) reported today **earnings** for the first nine months of 2002, which reached US$30.4 million (US$ 1.15 per ADR), 37.8% higher than the US$ 22.0 million reported for the same period of 2001. **Operating income** for the first nine months of 2002 was US$ 60.7 million (14.7% of sales), higher than the US$52.7 million (13.2% of sales) of the same period of the previous year. The **EBITDA**[1] reached US$107.0 million, higher than the US$101.0 million recorded during the first nine months of 2001. **Revenues** obtained during the first nine months of 2002 reached US$413.8 million, approximately 3.7% higher than the US$399.0 million reported for the first nine months of 2001.

Earnings for the third quarter of 2002 reached US$ 11.6 million (US$ 0.44 per ADR), 37.4% higher than the US$ 8.4 million recorded during the same period last year. **Operating income** for the third quarter reached US$ 24.1 million (15.3% of sales), higher than the US$ 20.8 million (13.3% of sales) reported for the same period during 2001. During the third quarter of 2002 **EBITDA** reached US$ 39.3 million while **revenues** totalized US$ 157.7 million, higher than the US$ 36.9 million and the US$ 156.2 million recorded for the same period last year.

SQM's Chief Executive Officer, Patricio Contesse, stated "The steady improvement of our net income and operating income in the past two years, in a difficult price environment for specialty fertilizers and iodine, confirms that the efforts carried out to reduce costs and to improve operational efficiencies have rendered the expected results". He added "We still have much work to do but we are evermore committed to deliver the returns expected by our shareholders. To achieve this objective we have a consistent long term business strategy that seeks to reaffirm the Company's position as the undisputed leader in its three main businesses".

SQM S.A.
El Trovador 4285
Las Condes, Santiago - Chile
Tel: (56 - 2) 425 2000
Fax: (56 - 2) 425 2060
www.sqm.com

The analysis of the different business areas is the following:

1.- Specialty Fertilizers

Revenues for specialty fertilizers during the first nine months of 2002 reached US$ 213.5 million, higher than the US$ 198.9 million of the same period of the previous year.

During the third quarter of 2002 revenues reached US$83.6 million, higher than the US$81.7 million recorded for the third quarter of the year 2001.

Higher revenues obtained during the first nine months are mainly explained by:

- Significant increase in sodium potassium nitrate sales to the Brazilian market mainly oriented to the tobacco industry. This sales increase was mostly reflected during the second quarter of 2002.
- An increase in potassium nitrate sales to the US market.
- Higher sales of SQM's water soluble potassium nitrate and sales of Norsk Hydro's calcium nitrate due to the startup of distribution operations considered on the SQM - Norsk Hydro commercial agreement.
- Increase in sales of potassium sulfate.
- The above was partially offset by lower sales of potassium nitrate to China during the third quarter of 2002 as compared to the third quarter of the previous year.

Specialty fertilizers **gross margin**[2] for the first nine months of the year 2002 was approximately US$ 5.8 million higher than the margin of the same period of the previous year. The increase in the gross margin is mainly explained by a significant reduction in production costs resulting from the various cost reduction initiatives implemented during 2001 and additionally by the increase in volumes sales. The above was partially offset by a slight reduction on sales prices during the first nine months of the year 2002 compared to the same period last year.

On November 12, 2002, SQM signed a contract with PCS Chile[6] by which SQM will buy from PCS Chile 8,000 metric tones per month of potassium nitrate for a period of 14 months. The main benefits of this operation are related to the logistics and commercial synergies that SQM will obtain due to the increase in sales volumes of potassium nitrate. Currently, SQM supplies PCS Chile potassium chloride, a raw material in the production of potassium nitrate.

Outlook. In accordance to what was initially expected, during this year potassium nitrate supply will increase due to new Chilean producers. Nevertheless, during the first quarter the US company TRI[3] with potassium nitrate productive plants in Israel and the USA, closed its productive facility in Vicksburg[4], USA, due to its inability to meet its financial duties.

Considering the variations on world supply for potassium nitrate, together with the projected demand growth for 2002 and the positive effects of the commercial agreement between SQM and Norsk Hydro ASA[5], which have been partially reflected during the first nine months of this year, SQM estimates that its sales volumes for potassium nitrate and sodium potassium nitrate (excluding the Chinese market and the potassium nitrate purchase agreement with PCS Chile) will be significantly higher than last year's volumes.

Potassium sulfate sales volumes will increase in more than 6% compared to last year. As in the case of potassium nitrate, potassium sulfate prices are expected to be slightly lower than the prices for the year 2001.

SQM estimates that lower production costs that were reflected during the first nine months of this year should maintain during the rest of 2002, with the subsequent positive effects on sales margins.

2.- Industrial Chemicals

Revenues for industrial chemicals for the first nine months of 2002 where US$ 52.5 million, similar to the US$ 52.2 million obtained during the same period of the previous year.

During the third quarter of 2002 revenues increased to US$18.7 million, approximately 4% higher than the US$17.9 million recorded for the third quarter of the year 2001.

As in the case of nitrate specialty fertilizers, industrial nitrate production costs were lower compared to those of the same period of 2001. Sales prices observed for the first nine months of 2002 were similar to those of the previous year.

Industrial chemicals **gross margin**[2] for the first nine months of 2002 was approximately US$ 1.4 million higher than the gross margin of the same period of the previous year. The increase in gross margin is mainly explained by lower production costs and slightly higher volumes.

Outlook. Industrial nitrates should end this year with slightly higher volumes than those of last year. Production costs for industrial nitrates should follow the same positive trend of nitrate specialty fertilizers.

3.- Iodine and Iodine Derivatives

Revenues for iodine and iodine derivatives for the first nine months of 2002 reached US$ 61.7 million, slightly higher than the US$ 61.0 million obtained during the same period of the previous year.

Volume sales of iodine and iodine derivatives for the first nine months of 2002 were approximately 10% higher than volume sales of the same period of the previous year.

During the third quarter of 2002 revenues reached US$ 21.1 million, approximately 6% higher than the revenues reported for the same period of the previous year.

Average sales prices for the first nine months of 2002 fell by approximately US $1.3 per kilogram, compared to the same period of the previous year.

Iodine and iodine derivatives **gross margin**[2] for the first nine months of 2002 was approximately US$ 1.3 million lower than the gross margin of the same period of the previous year. Lower production costs and the volume increase for the period allowed to partially offset the negative effect of lower sales prices.

Outlook. The world market for iodine has been negatively affected in the past years by an increase in production capacity in Chile, which has been translated in sales price reduction. SQM's strategy, based in its vast natural resources, its large installed capacity and its low production costs, consists in maintaining its market share.
Even though iodine prices in the last two quarters of 2002 have been relatively stable, the trend of iodine prices for the next months is uncertain and will mainly depend on the commercial strategies of the other Chilean producers.

4.- Lithium and lithium derivatives

Revenues for lithium and lithium derivatives for the first nine months of 2002 reached US$ 26.2 million, approximately 7% lower than the US$ 28.2 million obtained during the same period of the previous year.

During the third quarter of 2002 revenues reached US$ 8.1 million, lower than the US$ 8.8 million reported during the same period of the previous year.

Lower sales volumes obtained during the first nine months of this year are mainly due to a decrease of sales to China as raw material for the production of lithium hydroxide

Continuing with the last years trend, sales prices for the first nine months of the year 2002 are slightly higher than the sales prices of the same period of the previous year.

Lithium and lithium derivatives **gross margin**(2) for the first nine months of 2002 was approximately US$ 0.4 million lower than the gross margin of the same period of the previous year. Lower production costs and the slight increase in sales prices allowed SQM to partially offset the decrease in sales volumes.

At the end of the third quarter, SQM bought 18 million lbs of stockpile of lithium hydroxide in the US. This operation will allow SQM to consolidate its position in the lithium hydroxide market.

Outlook. Lithium and lithium derivatives sales volume for the fourth quarter of this year will be significantly higher than sales volume of the same period of the previous year. This increase in sales volumes will allow the Company to partially recover the sales deficit of the first nine months. Full year lithium sales not considering the Chinese market will be higher than 2001 sales.

5.- Potassium Chloride

Potassium chloride revenues for the first nine months of 2002 reached US$ 28.4 million, higher than the US$ 26.3 million obtained during the same period of the previous year.

During the third quarter of 2002 total sales reached US$ 12.0 million, 15% higher than the revenues reported for the same period of the previous year.

Higher volumes are mainly explained by an increase in production in potassium chloride in 2002 compared to 2001. The main customer during 2002 is PCS Chile(6), a Chilean producer of potassium nitrate.

Average sales prices of potassium chloride during the first nine months of 2002 were similar to the prices registered during the same period during of the previous year.

Potassium chloride **gross margin**(2) for the first nine months of 2002 was approximately US$ 4.0 million higher than the gross margin of the same period of the previous year due mainly to higher sales volumes.

Outlook. The increase in potassium chloride production during the year 2002 will allow the Company to increase sales volumes by approximately 15% compared to the volumes observed for 2001. SQM participates with a small share in potassium chloride's world market thus having no influence on the dynamics that determine international prices. Due to all of the above, projected higher volumes for potassium chloride should have a positive effect on sales margins for the period.

Operational Outlook for the Fourth Quarter

Continuing with the positive trend observed for the last three quarters of this year, in which the operating income has been higher in each of the quarters compared to 2001, SQM expects the fourth quarter operating income to be higher than the operating income of the same period last year.

Non-operating income for the first nine months of 2002 shows a US$ (20.7) million loss which compares to a US$ (17.2) million loss for the same period during the previous year. The main variations in the non-operating income were the following:

- During the first quarter of 2001 a non-operating profit of US$4 million was reflected due to the sale of certain non-essential mining rights.
- Net financial expenses(7) decreased from US$(24.7) million on the first nine months of 2001 to US$(21.0) million on the first nine months of 2002. SQM's consolidation strategy based on a moderate capital expenditure program and focused on increasing the cash flow, has allowed the Company to reduce its net financial debt(8) by approximately US$ 68 million in the last twelve months. The latter, along with lower interest rates, has translated in a significant reduction in financial expenses.
- The income derived from the 14.05% stake in the cement Chilean company Cementos Melón S.A., increased from US$0.6 million on the first nine months of 2001 to US$2.4 million on the first nine months of 2002.

During the first nine months of 2001, SQM reflected a negative **extraordinary charge** of US$ (4.8) million (net of taxes). The above related to costs and expenses associated to the "organizational restructuring" project the Company implemented during the first quarter of 2001.

Notes:

(1) **EBITDA** is defined by the Company as Operating Result plus Depreciation. This indicator must be considered as a mere reference and does not represent a universal way to value different companies, varying according to the criteria employed by each company

(2) **Gross margin** corresponds to consolidated revenues less total costs, including depreciation and excluding sales and administration expenses.
A significant portion of SQM's costs of goods sold are costs related to common productive processes (mining, crushing, leaching, etc..) which are distributed among the different final products. To estimate gross margins by business lines in both periods covered by this report, the Company employed a similar criteria on the allocation of common costs to the different business areas. This gross margin distribution should be used only as a general and approximated reference of the margins by business line.

(3) **Trans resources International (TRI)** is one of the main producers of potassium nitrate worldwide and has two productive branches: Haifa Chemicals in Israel and Cedar Chemicals in Vicksburg, USA.

(4) SQM has no information whether this plant will reopen or not in the future.

(5) **Norsk Hydro ASA**, a Norwegian company, participates indirectly on Sociedad de Inversiones Pampa Calichera, which is in turn owner of 37.5% of Series A shares of SQM. During the last general shareholders meeting, Norsk Hydro elected one out of eight SQM's directors.

(6) PCS Chile is potassium nitrate producer, subsidiary of **Potash Corporation of Saskatchewan, Inc. (PCS)**. PCS is a Canadian company, which owns 37.6% of SQM's series A shares and during the last general shareholders meeting, elected two out of eight SQM's directors.

(7) **Net financial expenses** correspond to total financial expenses net of financial income during the period.

(8) **Net financial debt** corresponds to interest bearing debt less cash and cash equivalents at the end of each period.

SQM is an integrated producer and distributor of specialty fertilizers, industrial chemicals and iodine and lithium. Its products are based in the development of high quality natural resources that allow the Company to be leader in costs, supported by a specialized international network with sales in over 100 countries. SQM's development strategy aims to maintain and strengthen the world leadership in its three main businesses: specialty fertilizers, iodine and lithium.

This leadership strategy is based in the Company's competitive advantages and in the sustainable growth of the different markets where it participates. SQM's main competitive advantages in its different businesses are:

- Low production costs based in vast and high quality natural resources.
- Know how and its own technological developments in its various production processes.
- Logistics infrastructure and high production levels that allow SQM to have low distribution costs.
- High market share in all its core products: 40% world lithium market, 28% world iodine market and 45% world potassium nitrate market.
- International sales offices with offices in more than 20 countries and sales in over 100 countries.
- Sales synergies due to the production of a complete range of specialty fertilizers.
- Continuous new product development according to the specific needs of its different customers.
- Conservative and solid financial position

For further information contact: Patricio Vargas, 56-2-4252274 / 56-2-4252485 / pvargas@sqm.cl

Balance Sheet

(US$ Millions)	As of Sept. 30 2002	2001
Current Assets	**458.4**	**589.4**
Cash and cash equivalents (1)	*39.5*	*154.1*
Account receivables (2)	*149.5*	*186.9*
Inventories	*227.7*	*201.5*
Others	*41.7*	*46.9*
Fixed Assets	**684.6**	**714.2**
Other Assets	**153.8**	**150.1**
Investment in related companies (3)	*88.2*	*70.4*
Others	*65.7*	*79.7*
Total Assets	**1,296.8**	**1,453.7**
Current Liabilities	**133.6**	**165.8**
Short term interest bearing debt	*62.7*	*96.9*
Others	*71.0*	*68.9*
Long-Term Liabilities	**303.5**	**445.8**
Long term interest bearing debt	*280.0*	*428.0*
Others	*23.5*	*17.8*
Minority Interest	21.9	23.4
Shareholders' Equity	837.7	818.7
Total Liabilities	**1,296.8**	**1,453.7**
Current Ratio (4)	3.4	3.6
Debt / Total capitalization (5)	28.5%	38.4%

(1) Cash + time deposits + marketable securities
(2) Account receivables + account receivables from related co.
(3) Investment in related companies net of goodwill and neg. goodwill
(4) Current assets / current liabilities
(5) Interest bearing debt/ (Interest bearing debt + Equity+ Minority Int.)

Income Statement

(US$ Millions)	III Quarter 2002	III Quarter 2001	Year to date 2002	Year to date 2001
Revenues	**157.7**	**156.2**	**413.8**	**399.0**
Specialty Fertilizers	**83.6**	**81.7**	**213.5**	**198.9**
Nitrate Fertilizers	*70.2*	*71.2*	*187.7*	*174.5*
Potassium Sulfate	*13.4*	*10.5*	*25.8*	*24.4*
Industrial Chemicals	**18.7**	**17.9**	**52.5**	**52.2**
Industrial Nitrates	*15.4*	*14.0*	*42.0*	*41.8*
Sodium Sulfate	*2.0*	*2.5*	*6.5*	*6.3*
Boric Acid	*1.3*	*1.4*	*4.0*	*4.2*
Iodine and iodine derivatives	**21.1**	**19.9**	**61.7**	**61.0**
Lithium and lithium derivatives	**8.1**	**8.8**	**26.2**	**28.2**
Other Income	**26.1**	**27.9**	**59.8**	**58.6**
Potassium Chloride (Potash)	*12.0*	*10.4*	*28.4*	*26.3*
Others	*14.2*	*17.6*	*31.4*	*32.3*
Cost of Goods Sold	**(107.3)**	**(109.0)**	**(274.4)**	**(267.2)**
Depreciation	**(15.2)**	**(16.1)**	**(46.4)**	**(48.3)**
Gross Margin	**35.2**	**31.1**	**93.0**	**83.5**
Selling and Administrative Expenses	**(11.1)**	**(10.3)**	**(32.3)**	**(30.8)**
Operating Income	**24.1**	**20.8**	**60.7**	**52.7**
Non-Operating Income	**(7.8)**	**(7.9)**	**(20.7)**	**(17.2)**
Net financial Income (1)	(7.0)	(7.5)	(21.0)	(24.7)
Capitalized Interest (2)	0.6	0.6	1.7	2.0
Exchange gain (or loss)	(0.8)	(0.4)	(0.7)	(0.2)
Others	(0.6)	-0.5	(0.6)	5.8
Income Before Taxes	**16.3**	**12.9**	**40.0**	**35.5**
Income Tax	**(3.8)**	**(3.2)**	**(8.1)**	**(7.4)**
Other Items	(0.9)	(0.9)	(1.5)	(1.3)
Income before extraordinary items	**11.6**	**8.8**	**30.4**	**26.8**
Extraordinary items		(0.4)		(4.8)
Net Income	**11.6**	**8.4**	**30.4**	**22.0**
Net Income per ADR (US$)	0.44	0.32	1.15	0.84
EBITDA (3)	**39.3**	**36.9**	**107.0**	**101.0**

(1) Financial income - financial expenses
(2) Capitalized Interests in fixed assets
(3) Operating Income + depreciation

PARA DISTRIBUCION INMEDIATA

SQM INFORMA RESULTADOS AL TERCER TRIMESTRE DEL AÑO 2002

Resumen Operacional

- Aumento de utilidades acumuladas por acción en 37,8%, desde US$0,084 al 30 de Septiembre, 2001, a US$0,115 al 30 de Septiembre del año 2002.
- Aumento de utilidades por acción del tercer trimestre en 37,4%, desde US$0,032 al 30 de Septiembre, 2001, a US$0,044 al 30 de Septiembre del año 2002.
- Menores costos de producción en todas las líneas de negocios, debido a que el efecto de los beneficios de las distintas iniciativas de reducción de costos se reflejó completamente durante el primer semestre del año 2002.
- El resultado de explotación y las utilidades para cada uno de los tres trimestres del año 2002 fueron superiores a los trimestres respectivos del año anterior.
- Reducción de la deuda financiera neta[a] de US$68 millones en los últimos 12 meses.

Santiago, Chile, Noviembre 13, 2002.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM, SQMA; Bolsa de Santiago: SQM-B, SQM-A) reportó en el día de hoy las **utilidades** para los primeros nueve meses del año 2002, las cuales ascendieron a US$ 30,4 millones (US$ 11,5 centavos por acción), un 37,8% superior a los US$ 22,0 millones para igual período del año 2001. El **resultado de explotación** obtenido durante los primeros nueve meses del año 2002 fue de US$ 60,7 millones (14,7% de las ventas), superior a los US$ 52,7 millones (13,2% de las ventas) de igual período del año anterior. El **EBITDA**[1] alcanzó los US$ 107,0 millones, superior a los US$ 101,0 millones registrados durante los primeros nueve meses del año 2001. Los **ingresos consolidados** obtenidos durante los primeros nueve meses del año 2002 totalizaron US$ 413,8 millones, superiores en aproximadamente un 3,7% a los US$ 399,0 millones obtenidos durante igual período del año anterior.

Las **utilidades** de SQM para el tercer trimestre del año 2002 fueron de US$ 11,6 millones (US$ 4,4 centavos por acción), monto superior en un 37,4% a los US$ 8,4 millones registrados durante el mismo período del año anterior. El **resultado de explotación** del tercer trimestre alcanzó los US$ 24,1millones (15,3% de las ventas), cifra superior a los US$ 20,8 millones (13,3% de las ventas) de igual periodo del año 2001. Durante el tercer trimestre del año 2002 el **EBITDA** alcanzó los US$ 39,3 millones en tanto que los **ingresos consolidados** totalizaron US$ 157,7 millones, superiores respectivamente a los US$ 36,9 millones y a los US$ 156,2 millones registrados en igual período del año anterior.

El Gerente General de SQM, Patricio Contesse, comentó "El sostenido crecimiento de los resultados de explotación y de las utilidades en los últimos dos años, en un adverso ambiente de precios, confirma que nuestros esfuerzos realizados para reducir costos y mejorar las eficiencias operacionales han rendido los resultados esperados". Asimismo agregó "Aún tenemos mucho trabajo por hacer y estamos aún más comprometidos con la obtención de los retornos esperados por nuestros accionistas. Para lograr este objetivo, contamos con una estrategia de negocios de largo plazo que busca reafirmar la posición de la compañía como líder indiscutido en sus tres negocios principales."

SQM S.A.
El Trovador 4285
Las Condes, Santiago - Chile
Tel: (56 - 2) 425 2000
Fax: (56 - 2) 425 2060
www.sqm.com

Análisis por áreas de negocio

1.- Fertilizantes de Especialidad

Los ingresos por fertilizantes de especialidad registrados durante los primeros nueve meses del año 2002 alcanzaron los US$ 213,5 millones, superiores a los US$ 198,9 millones de igual período del año anterior.

Durante el tercer trimestre del año 2002 los ingresos llegaron a los US$ 83,6 millones, cifra superior a los US$ 81,7 millones registrados durante el mismo período del año 2001.

El aumento de los ingresos durante los primeros nueve meses se debieron principalmente a:

- Aumento significativo de las ventas de nitrato sódico potásico al mercado Brasileño principalmente destinado a la industria del tabaco. Este aumento en ventas se reflejó en su mayoría en el segundo trimestre del año 2002.
- Aumento de las ventas de nitrato de potasio al mercado de Estados Unidos.
- Mayores ventas de nitrato de potasio soluble de SQM y ventas de nitrato de calcio de Norsk Hydro debido al inicio de las operaciones de distribución contempladas en el acuerdo comercial SQM - Norsk Hydro.
- Aumento en las ventas de sulfato de potasio.
- Lo anterior fue parcialmente contrarrestado por menores ventas de nitrato de potasio al mercado Chino durante el tercer trimestre del año 2002 comparado con el tercer trimestre del año anterior.

El **margen de explotación**[2] de los fertilizantes de especialidad durante los primeros nueve meses del año 2002 fue aproximadamente US$ 5,8 millones superior al margen de igual periodo del año anterior. El aumento del margen de explotación se explica principalmente por una disminución significativa de los costos de producción derivada de las diversas iniciativas de reducción de costos que se implementaron durante el año 2001 y adicionalmente por un aumento de los volúmenes de venta. Lo anterior fue parcialmente contrarrestado por una leve disminución de los precios de venta durante los primeros nueve meses del año 2002 comparado con igual periodo del año anterior.

El 12 de Noviembre de 2002 SQM firmó un contrato con PCS Chile[6] en virtud del cual SQM comprará a PCS Chile 8.000 toneladas métricas de nitrato de potasio al mes, durante un período de 14 meses. Los principales beneficios derivados de este acuerdo están relacionados con las sinergias logísticas y comerciales que SQM obtendrá debido al aumento en ventas de nitrato de potasio. Actualmente, SQM provee a PCS Chile de cloruro de potasio, una materia prima en la producción de nitrato de potasio.

Perspectivas. Conforme a lo esperado inicialmente, durante este año la oferta de nitrato de potasio va a aumentar por parte de nuevos productores Chilenos. Sin embargo, durante el primer trimestre de este año la empresa Norteamericana TRI[3] con plantas de producción de nitrato de potasio en Israel y Estados Unidos, cerró su planta de producción en Vicksburg[4], Estados Unidos, por incumplimiento en sus obligaciones financieras.
Considerando las variaciones en la oferta de nitrato de potasio, en conjunto con el aumento proyectado de la demanda en el año 2002 y los efectos positivos del acuerdo de comercialización de SQM con Norsk Hydro ASA[5], los cuales ya se han visto parcialmente reflejados durante los primeros nueve meses de este año, SQM estima que sus volúmenes de venta de nitrato de potasio y nitrato sódico potásico (sin considerar el mercado Chino y el acuerdo de compra de nitrato de potasio a PCS Chile) serán significativamente superiores a los volúmenes del año anterior, manteniéndose la tendencia de precios inferiores respecto al año anterior que se observó durante los primeros nueve meses del año 2002.

El aumento proyectado de la producción de sulfato de potasio durante el año 2002, permitirá incrementar los volúmenes de venta por sobre un 6% respecto al año anterior. Al igual que en el caso del nitrato de potasio, los precios del sulfato de potasio se estiman levemente inferiores a los precios del año 2001.
SQM estima que los menores costos de producción reflejados durante los primeros nueve meses de este año se debieran mantener durante el resto del año 2002 con los consiguientes efectos positivos en los márgenes de comercialización.

2.- Químicos Industriales

Los ingresos por químicos industriales durante los primeros nueve meses del año 2002 fueron US$ 52,5 millones, similares a los US$ 52,2 millones de igual período del año anterior.

Durante el tercer trimestre del año 2002 los ingresos alcanzaron los US$ 18,7 millones, superiores a los ingresos del tercer trimestre del año 2001 en 4%.

Al igual que en el caso de los nitratos de uso agrícola, los costos de producción de los nitratos industriales fueron significativamente inferiores respecto a los costos del año 2001 y los precios de venta de los primeros nueve meses del año 2002 fueron similares a los precios de igual período del año anterior.

El **margen de explotación**(2) de los químicos industriales durante los primeros nueve meses del año 2002 fue aproximadamente US$ 1.4 millones superior al margen de igual período del año anterior. El aumento de los márgenes de explotación se explica principalmente por los menores costos de producción y por un leve aumento en los volúmenes de venta.

Perspectivas. Los volúmenes de venta de nitratos industriales debieran finalizar el año en niveles levemente superiores a los del año anterior. Los costos de producción de los nitratos industriales para este año debieran seguir una tendencia similar a la de los nitratos de uso agrícola.

3.- Yodo y Derivados

Los ingresos por yodo y derivados obtenidos durante los primeros nueve meses del año 2002 alcanzaron los US$ 61,7 millones, superiores a los US$ 61,0 millones obtenidos en igual período del año anterior.

Los volúmenes de yodo y derivados para los primeros nueve meses del año 2002 fueron aproximadamente un 10% superior a los volúmenes de igual período del año anterior.

Durante el tercer trimestre del año 2002 los ingresos totalizaron US$ 21,1 millones, superiores en 6% a los ingresos del mismo período del año anterior.

Los precios promedio de venta durante los primeros nueve meses del año 2002 disminuyeron aproximadamente en US $1,3 por kilo con respecto a igual período del año anterior.

El **margen de explotación**(2) del yodo y sus derivados durante los primeros nueve meses del año 2002 fue aproximadamente US$ 1.3 millones inferior al margen de igual período del año anterior. Los menores costos de producción y el aumento en los volúmenes de venta del período permitieron contrarrestar en parte el efecto negativo de los menores precios de venta.

Perspectivas. El mercado mundial del yodo se ha visto negativamente afectado en los últimos años por un aumento en la capacidad de producción en Chile, lo que se ha traducido en una importante disminución de los precios. La estrategia de SQM, basada en sus grandes reservas naturales, en su alta capacidad instalada y en sus bajos costos de producción, es mantener su porcentaje de participación de mercado.
A pesar que los precios del yodo durante los últimos dos trimestres del año 2002 han sido relativamente estables, la tendencia en los precios del yodo en los próximos meses es incierto y dependerá principalmente de las estrategias comerciales de los otros productores Chilenos.

4.- Litio y Derivados

Los ingresos por litio y derivados durante los primeros nueve meses del año 2002 alcanzaron US$ 26,2 millones, aproximadamente 7% más bajos que los US$ 28,2 millones obtenidos durante el mismo periodo durante el año anterior.

Durante el tercer trimestre del año 2002 los ingresos totalizaron US$ 8,1 millones, inferiores a los US$ 8,8 millones registrados durante el mismo período del año anterior.

Los menores volúmenes de venta obtenidos durante los primeros nueve meses de este año se deben principalmente a una disminución de las ventas a China como materia prima para la producción de hidróxido de litio.

Continuando con la tendencia de los últimos años, los precios de venta de los primeros nueve meses del año 2002 son levemente superiores a los precios de venta de igual período del año anterior.

El **margen de explotación**(2) del litio y derivados durante los primeros nueve meses del año 2002 fue aproximadamente US$ 0,4 millones inferior al margen de igual período del año anterior. Los menores costos de producción y el leve aumento en los precios permitieron contrarrestar los menores volúmenes de venta.

Al final del tercer trimestre, SQM compró 18 millones de libras en inventarios de hidróxido de litio en Estados Unidos. Esta operación permitirá que SQM consolide su posición en el mercado del hidróxido de litio.

Perspectivas. Los volúmenes de venta de litio y derivados para el cuarto trimestre de este año serán significativamente mayores que los volúmenes de venta para el mismo período del año anterior. Este aumento en los volúmenes de venta permitirá que la compañía recupere parcialmente el déficit en las ventas para los primeros nueve meses. Las ventas anuales de litio, sin considerar el mercado Chino, serán mayores que las ventas del año 2001.

5.- Cloruro de Potasio

Los ingresos por cloruro de potasio obtenidos durante los primeros nueve meses del año 2002 alcanzaron US$ 28,4 millones, superiores a los US$ 26,3 millones acumulados al tercer trimestre del año anterior.

Durante el tercer trimestre del año 2002 los ingresos totalizaron US$ 12,0 millones, superiores en un 15% a los ingresos del mismo período del año anterior.

Los mayores ingresos se explican principalmente por un aumento en la producción de cloruro de potasio en el año 2002 comparado con el año anterior. El principal cliente durante este año ha sido PCS Chile[6], productor chileno de nitrato de potasio.

Los precios promedio de venta del cloruro de potasio durante los primeros nueve meses del año 2002 fueron similares a los precios registrados en igual periodo del año anterior.

El **margen de explotación**[2] del cloruro de potasio durante los primeros nueve meses del año 2002 fue aproximadamente US$ 4,0 millones, superior al margen para el mismo período del año anterior, principalmente debido a mayores volúmenes de venta.

Perspectivas. El aumento de la producción de cloruro de potasio durante el año 2002, permitirá aumentar los volúmenes de venta en el año en aproximadamente 15% respecto a los volúmenes del año 2001. SQM participa con un pequeño porcentaje del mercado mundial del cloruro de potasio y por lo tanto no tiene mayor influencia en las dinámicas que determinan los precios internacionales de este producto. Conforme todo lo anterior, los mayores volúmenes proyectados de cloruro de potasio debieran tener un efecto positivo en los márgenes de comercialización del período.

Perspectivas Operacionales Cuarto Trimestre

Continuando con la tendencia positiva observada durante los últimos tres trimestre de este año, donde el resultado de explotación ha sido mayor en cada uno de los trimestres comparado con el año 2001, SQM espera que el resultado de explotación del cuarto trimestre sea mayor que el resultado de explotación del mismo período del año anterior.

El **resultado fuera de explotación** para los primeros nueve meses del año 2002 reflejó una pérdida de US$ (20,7) millones que se compara con una pérdida de US$ (17,2) millones a igual período del año anterior. Las principales variaciones del resultado fuera de explotación fueron las siguientes:

- Durante el primer trimestre del año 2001 se reflejó una utilidad no operacional de US$ 4 millones por la venta de ciertas pertenencias mineras no esenciales.
- Una disminución de los gastos financieros netos[7] desde US$ (24,7) millones en los primeros nueve meses del año 2001 a US$ (21,0) millones para los primeros nueve meses de este año. La estrategia de consolidación de SQM basada en un moderado plan de inversiones y focalizada en aumentar los flujos de caja de la Compañía, ha permitido reducir la deuda financiera neta[8] en aproximadamente US$ 68 millones en los últimos doce meses. Lo anterior, en conjunto con las menores tasas de interés han permitido reducir de manera importante los gastos financieros.
- Las utilidades correspondientes a la participación en el 14,05% de la empresa Chilena Cementos Melón S.A., aumentaron desde US$ 0,6 millones en los primeros nueve meses del año 2001 a US$ 2,4 millones para los primeros nueve meses del año 2002.

Durante los primeros nueve meses del año 2001, SQM reflejó un cargo por ítemes extraordinarios por un monto de US$ (4,8) millones (neto de impuestos). Lo anterior correspondió a gastos y costos asociados al proyecto de "reestructuración organizacional" que la Compañía implementó durante el primer trimestre del año 2001.

Notas:

(1) **EBITDA** está definido por la Compañía como Resultado de Explotación más Depreciación. Este indicador debe ser considerado como meramente informativo y no representa una medida universal de valoración entre distintas empresas, variando de acuerdo al criterio utilizado en cada una de ellas.

(2) **Margen de explotación** corresponde a los ingresos consolidados menos los costos totales, incluyendo la depreciación y sin incluir los gastos de administración y ventas.
Un porcentaje importante de los costos de explotación de SQM son costos asociados a procesos productivos comunes (minería, molienda, lixiviación, etc..) los cuales se distribuyen entre los distintos productos finales. Para la estimación de los márgenes de explotación por áreas de negocio en ambos períodos se utilizaron criterios similares de asignación de los costos comunes en las distintas áreas de negocio. Esta distribución del margen de explotación debe utilizarse sólo como una referencia general y aproximada de los márgenes por áreas de negocio.

(3) **Trans Resources International (TRI)** es uno de los principales productores mundiales de nitrato de potasio y cuenta con dos brazos productivos: Haifa Chemicals en Israel y Cedar Chemicals en Vicksburg, Estados Unidos.

(4) SQM no tiene antecedentes respecto a si esta planta reabrirá o no en el futuro.

(5) **Norsk Hydro ASA**, empresa noruega, participa indirectamente en Sociedad de Inversiones Pampa Calichera, la cual es dueña del 37,5% de las acciones Serie A de SQM. Durante la última junta de accionistas, Norsk Hydro eligió a uno de los ocho directores de SQM.

(6) PCS Chile es una empresa productora de nitrato de potasio, filial de **Potash Corporation of Saskatchowan, Inc. (PCS)**. PCS es una empresa canadiense, dueña del 37,6% de las acciones Serie A de SQM y durante la última junta de accionistas, eligió a dos de los ocho directores de SQM.

(7) Los **gastos financieros netos** corresponden a los gastos financieros totales netos de los ingresos financieros obtenidos durante el período.

(8) La **deuda financiera neta** corresponde a todos los pasivos que generan intereses netos de los activos financieros al fin de cada período.

SQM es un productor y comercializador integrado de Fertilizantes de Especialidad, Químicos Industriales, Yodo y Litio. Sus productos se basan en el desarrollo de recursos naturales de alta calidad que le permiten ser líder en costos, apoyado por una red comercial internacional especializada con ventas en más de 100 países. La estrategia de desarrollo de SQM apunta a mantener y profundizar el liderazgo mundial en sus tres negocios principales: Fertilizantes de Especialidad, Yodo y Litio.

La estrategia de liderazgo se fundamenta en las ventajas competitivas de la Compañía y en el crecimiento sustentable de los distintos mercados donde participa. Las principales ventajas competitivas de SQM en sus distintos negocios son:

- Bajos costos de producción basados en amplios recursos naturales de alta calidad.
- Know-How y desarrollo tecnológico propio en sus diversos procesos productivos.
- Infraestructura logística y altos volúmenes de producción que permiten tener bajos costos de distribución.
- Alta participación de mercado en todos sus productos: 40% del mercado mundial del litio, 28% del mercado mundial del yodo y un 45% del mercado mundial del nitrato de potasio.
- Red comercial internacional con oficinas propias en más de 20 países y ventas en más de 100 países.
- Sinergias comerciales debido a la producción de una completa gama de fertilizantes de especialidad.
- Continuo desarrollo de nuevos productos de acuerdo a las necesidades específicas de los distintos clientes.
- Conservadora y sólida posición financiera.

Información adicional: Patricio Vargas, 56-2-4252274 / 56-2-4252485 / pvargas@sqm.cl

Balance

(en millones de US$)	Al 30 de Sept. 2002	2001
Activo Circulante	**458.4**	**589.4**
Caja y depósitos a plazo (1)	*39.5*	*154.1*
Cuentas por cobrar (2)	*149.5*	*186.9*
Existencias	*227.7*	*201.5*
Otros	*41.7*	*46.9*
Activo Fijo	**684.6**	**714.2**
Otros Activos	**153.8**	**150.1**
Inversión EE.RR. (3)	*88.2*	*70.4*
Otros	*65.7*	*79.7*
Total Activos	**1,296.8**	**1,453.7**
Total Pasivo Circulante	**133.6**	**165.8**
Deuda Financiera Corto Plazo	*62.7*	*96.9*
Otros	*71.0*	*68.9*
Total Pasivos Largo Plazo	**303.5**	**445.8**
Deuda Financiera Largo Plazo	*280.0*	*428.0*
Otros	*23.5*	*17.8*
Interés Minoritario	21.9	23.4
Total Patrimonio	837.7	818.7
Total Pasivos	**1,296.8**	**1,453.7**
Liquidez (4)	3.4	3.6
Deuda / Capitalización Total (5)	28.5%	38.4%

(1) Disponible + depósitos + valores negociables
(2) Deudores por ventas + docs. por cobrar + docs. y ctas. EERR
(3) Inversión EE.RR. neto de amortiz. mayor y menor valor
(4) Activos circulantes / Pasivos circulantes
(5) Deuda Financiera/ (Deuda Financiera + Patrimonio + Int. minoritario)

Estado de Resultados

(en millones de US$)	3er Trimestre 2002	3er Trimestre 2001	Acumulado al 30 de Sept. 2002	Acumulado al 30 de Sept. 2001
Ingresos de Explotación	**157.7**	**156.2**	**413.8**	**399.0**
Fertilizantes de Especialidad	**83.6**	**81.7**	**213.5**	**198.9**
Fertilizantes de especialidad trad.	*70.2*	*71.2*	*187.7*	*174.5*
Sulfato de Potasio	*13.4*	*10.5*	*25.8*	*24.4*
Quimicos para la Industria	**18.7**	**17.9**	**52.5**	**52.2**
Nitratos Industriales	*15.4*	*14.0*	*42.0*	*41.8*
Sulfato de Sodio	*2.0*	*2.5*	*6.5*	*6.3*
Acido Bórico	*1.3*	*1.4*	*4.0*	*4.2*
Yodo y derivados	**21.1**	**19.9**	**61.7**	**61.0**
Litio y derivados	**8.1**	**8.8**	**26.2**	**28.2**
Otros Ingresos	**26.1**	**27.9**	**59.8**	**58.6**
Cloruro de Potasio (KCl)	*12.0*	*10.4*	*28.4*	*26.3*
Otros	*14.2*	*17.6*	*31.4*	*32.3*
Costos de Explotación	**(107.3)**	**(109.0)**	**(274.4)**	**(267.2)**
Depreciación	**(15.2)**	**(16.1)**	**(46.4)**	**(48.3)**
Margen de Explotación	**35.2**	**31.1**	**93.0**	**83.5**
Gastos Administración y Ventas	**(11.1)**	**(10.3)**	**(32.3)**	**(30.8)**
Resultado de Explotación	**24.1**	**20.8**	**60.7**	**52.7**
Resultado Fuera de Explotación	**(7.8)**	**(7.9)**	**(20.7)**	**(17.2)**
Gastos Financieros Netos (1)	(7.0)	(7.5)	(21.0)	(24.7)
Intereses Capitalizados (2)	0.6	0.6	1.7	2.0
Diferencia de Cambio	(0.8)	(0.4)	(0.7)	(0.2)
Otros	(0.6)	(0.5)	(0.6)	5.8
Utilidad Antes de Impuesto	**16.3**	**12.9**	**40.0**	**35.5**
Impuesto a la Renta	**(3.8)**	**(3.2)**	**(8.1)**	**(7.4)**
Otros	(0.9)	(0.9)	(1.5)	(1.3)
Utilidad Antes de Itemes Extraordinarios	**11.6**	**8.8**	**30.4**	**26.8**
Itemes extraordinarios		(0.4)		(4.8)
Utilidad del Ejercicio	**11.6**	**8.4**	**30.4**	**22.0**
Utilidad por Acción (US$ centavos)	4.4	3.2	11.5	8.4
EBITDA (3)	**39.3**	**36.9**	**107.0**	**101.0**

(1) Ingresos financieros - gastos financieros
(2) Intereses capitalizados en el activo fijo
(3) Resultado de explotación + depreciación

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*** RX REPORT ***
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RECEPTION OK

TX/RX NO	8263
CONNECTION TEL	4252493
SUBADDRESS	
CONNECTION ID	
ST. TIME	11/13 09:49
USAGE T	07'57
PGS.	18
RESULT	OK